SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009
.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐        No       ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  October 28, 2009

Latin America’s Beverage Leader FEMSA Achieves 27.2% Operating Income
Growth in 3Q09

Monterrey, Mexico, October 28, 2009 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) today announced its operational and financial results for the third quarter of 2009.

Third Quarter 2009 Highlights:
• Consolidated total revenues and income from operations grew 21.4% and 27.2%, respectively, compared to the third quarter 2008.
- In spite of a challenging economic environment, FEMSA again delivered a quarter of strong growth in revenues and income from operations, driven by double-digit performance in all of our operations.
• Coca-Cola FEMSA total revenues and income from operations increased 31.5% and 24.0%, respectively.
- Driven by double-digit growth in income from operations in its Latincentro and Mercosur divisions, combined with stable results in its Mexico division.
• FEMSA Cerveza total revenues increased 13.1%, while income from operations increased 19.4%.
- Sales volume in Mexico increased 1.5% and price per hectoliter grew 6.4%. Brazil sales volume decreased 3.9% and Export sales volume rose a solid 12.3%.
-      Top-line growth combined with operating expense containment offset raw material cost pressures, resulting in an increase of 19.4% in income from operations and 70 basis points of operating margin expansion.

• FEMSA Comercio continued its pace of strong growth and margin expansion.
- Income from operations increased by 55.0% resulting in an operating margin expansion of 230 basis points compared to the third quarter of 2008, to reach 8.8%.

José Antonio Fernández, Chairman and CEO of FEMSA, commented: “This year is providing one of the most challenging economic environments we have faced in a long time, and yet our team keeps finding ways to leverage our platform to grow, to improve, and ultimately to thrive. This quarter we are again delivering double-digit growth in operating income, in-line with the first half of the year, as our international operations more than offset the prolonged weakness of the Mexican market. Going forward, we are faced with even more hurdles, including potential incremental taxation in Mexico in 2010. The long-awaited recovery in the US has yet to materialize and as a result, employment in our key northern hubs remains soft. However, we are confident that we can continue to meet and exceed our objectives as we have up until this point.”

FEMSA Consolidated

Our results of operations have been affected by the depreciation of local currencies against the US dollar in most of our operations, particularly beginning in the fourth quarter of 2008, and continuing through the third quarter of 2009. As of September 30, 2009 the Mexican Peso depreciated approximately 25.1% and Brazilian Real appreciated approximately 7.1% compared to the same period of 2008.

Total revenues increased 21.4% compared to 3Q08, to Ps. 50.647 billion. Coca-Cola FEMSA accounted for approximately 70% of the incremental consolidated revenues, while FEMSA Cerveza and FEMSA Comercio provided the balance. For the first nine months of 2009, consolidated total revenues increased 19.9% to Ps. 142.917 billion.

Gross profit increased 21.7% compared to 3Q08 to Ps. 23.454 billion in 3Q09. Gross margin increased 10 basis points compared to the same period in 2008 to 46.3% of total revenues. FEMSA Comercio´s gross profit improvement more than offset raw-material cost pressures at Coca-Cola FEMSA and FEMSA Cerveza, as well as the depreciation of local currencies as applied to our US dollar-denominated costs.

For the first nine months of 2009, gross profit increased 19.3% to Ps. 65.547 billion. Gross margin contracted 20 basis points compared to the same period in 2008 to 45.9% of total revenues. FEMSA Comercio´s gross profit improvement partially offset raw-material cost pressures at FEMSA Cerveza and Coca-Cola FEMSA, as well as the depreciation of the local currencies as applied to our US dollar- denominated costs.

Income from operations increased 27.2% to Ps. 7.219 billion in 3Q09 as compared to the same period in 2008, driven by double-digit income growth in all of our operations. Coca-Cola FEMSA accounted for approximately half of the incremental consolidated income from operations, while FEMSA Comercio and FEMSA Cerveza provided the balance. Consolidated operating margin expanded 70 basis points as compared to 3Q08 to 14.3%, as operating margin improvement and expense containment initiatives at FEMSA Cerveza and FEMSA Comercio offset gross margin pressure at the beverage operations.

For the first nine months of 2009, income from operations increased 20.9% to Ps. 18.826 billion. Our consolidated operating margin year-to-date was 13.2% as a percentage of total revenues, an increase of 10 basis points as compared to the same period of 2008, driven mainly by robust top-line growth and expense containment initiatives across our operations, as well as by gross margin expansion at FEMSA Comercio, which together offset raw material pressures at the beverage operations.

Net income increased 46.0% compared to 3Q08 to Ps. 3.743 billion in 3Q09, mainly as a result of the growth in income from operations and lower integral result of financing during the quarter, driven by a smaller impact from foreign exchange losses than in 3Q08. The effective tax rate was 32.1% in 3Q09 compared with 33.1% in 3Q08.

For the first nine months of 2009, net income increased 10.0% to Ps. 8.957 billion, compared to the same period of 2008, primarily as a result of income from operations growth being partially offset by an increase in the integral result of financing during the period. Such increase resulted from the appreciation of the US dollar against our local currencies as applied to our liability position and from higher interest expense. The effective tax rate was 32.1% for the first nine months of 2009, compared with 30.4% in the same period of 2008.

Net majority income increased 24.8% over 3Q08, resulting in Ps. 0.70 per FEMSA Unit1 in 3Q09. Net majority income per FEMSA ADS was US$ 0.52 for the quarter. For the first nine months of 2009, net majority income per FEMSA Unit1 was Ps. 1.63 (US$ 1.21 per ADS).

Capital expenditures decreased 20.4% over 3Q08 to Ps. 3.183 billion in 3Q09, mainly driven by the rationalization and deferral of investments in FEMSA Cerveza, and a slight slowdown in store openings at FEMSA Comercio during the quarter, which partially offset higher manufacturing investments at Coca-Cola FEMSA.
________________________
1
FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2009 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 28, 2009

Our consolidated balance sheet as of September 30, 2009, recorded a cash balance of Ps. 16.801 billion (US$ 1.246 billion), an increase of Ps. 11.047 billion (US$ 819.5 million) compared to the same period in 2008, reflecting strong cash generation at all of our operations, mainly Coca-Cola FEMSA. Short-term debt was Ps. 8.552 billion (US$ 634 million) while long-term debt was Ps. 33.753 billion (US$ 2.504 billion). Our net debt decreased by Ps. 7.035 billion (US$ 521.9 million) for a net debt balance of Ps. 25.504 billion (US$ 1.892 billion).

Consistent with what we believe to be FEMSA’s conservative approach, as of September 30, 2009, our ratio of net debt to EBITDA2 was only 0.7x, while our mix of US dollar-denominated debt represented 12.2% and our mix of fixed interest rate represented 42.3% of this debt. In terms of our debt profile, we only had approximately Ps. 747.9 million (US$ 55 million) coming due in the remaining months of 2009, which have already been refinanced. For 2010 and 2011, we have minor debt maturities, and our debt profile currently extends as far out as 2017.

As a matter of policy, FEMSA follows what it considers to be a conservative approach with respect to its leverage position and seeks to maintain low leverage ratios. FEMSA also seeks to manage risk through derivative instruments, through which it aims to minimize the volatility and uncertainty of operating results by hedging interest rates, foreign exchange rates and the prices of certain of our raw materials.

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or visit www.coca-colafemsa.com.

Beer – FEMSA Cerveza

Mexico sales volume increased 1.5% to 6.859 million hectoliters in 3Q09, in the context of a still challenging economic environment, particularly in our key northern markets. Our Tecate brand family and Indio once again delivered strong growth. Furthermore, Mexico price per hectoliter showed robust growth of 6.4% over 3Q08 to Ps. 1,156.7 in 3Q09, resulting from price increases implemented during the second quarter of 2009, in addition to the increases carried out late in the third quarter of 2008. Mexico beer revenues were up 8.0% over 3Q08 mainly driven by stable volumes and healthy prices.

For the first nine months of 2009, Mexico sales volume decreased 2.6% to 19.754 million hectoliters and price per hectoliter grew 7.6% over the comparable period in 2008.

Brazil sales volume decreased 3.9% in 3Q09, against a tough comparable figure of 8.0% volume growth in 3Q08, to 2.278 million hectoliters, while Brazil price per hectoliter calculated in Mexican pesos increased 15.3% to Ps. 744.2 compared to the same period in 2008, largely driven by the strength of the Brazilian Real. Price per hectoliter in local currency increased by 0.9%. Brazil beer revenues were up 10.9% in Mexican pesos over 3Q08.

For the first nine months of 2009, Brazil sales volume decreased 3.4% to 6.799 million hectoliters.

Export sales volume increased 12.3% in 3Q09 to 1.065 million hectoliters, despite a challenging economic environment across export markets and a tough comparable figure of 10.0% volume growth in 3Q08. This increase was mainly driven by our Dos Equis brand in the US as well as by Sol in other key markets. Export price per hectoliter in Mexican pesos increased 38.3% to Ps. 1,333.3 in 3Q09 as compared with 3Q08, reflecting the Mexican peso depreciation against the US dollar. In US dollar terms, price per hectoliter increased 6.7% mainly due to moderate price increases implemented for our Tecate brand, as well as a favorable brand mix shift from Tecate to higher-priced Dos Equis. As a result, Export beer revenues were up 55.2% over 3Q08.

For the first nine months of 2009, export sales volume increased 5.8% to 2.885 million hectoliters.
________________________
2
As used herein, Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by the EBITDA for the last twelve months, as reported in Mexican pesos and converted to US dollars with the period-end exchange rate.

October 28, 2009

Total revenues increased 13.1% over 3Q08 to Ps. 12.042 billion in 3Q09. Higher average price per hectoliter in pesos in all of our markets drove these results. Mexican beer sales represented 71.8% of total beer revenues, while Brazil and Export beer sales reached 15.3% and 12.9% of total beer revenues, respectively in 3Q09.

For the first nine months of 2009, total revenues increased 10.0% to Ps. 33.975 billion mainly driven by a 9.4% increase in beer revenues due to higher average unit price across our operations. Mexican beer revenues reached 72.1% of total beer revenues, down from 75.3% in the comparable period in 2008. Brazil beer revenues represented 15.4% of total beer revenues, up from 15.3% in the same period of 2008. Export beer revenues were 12.4% of total beer revenues, up from 9.4% in the comparable period in 2008.

Cost of sales was Ps. 5.682 billion in 3Q09, an increase of 16.0% compared with 3Q08, which was above the 13.1% growth in total revenues. Cost per hectoliter increased by 14.6% over 3Q08, as a result of i) the depreciation of the Mexican peso against the US dollar and the Brazilian Real, as applied to the unhedged portion of input costs denominated in foreign currencies, and ii) year-over-year increases in the cost of raw materials, particularly in grains and to a lesser extent aluminum. Gross profit increased 10.6% over 3Q08 to Ps. 6.360 billion in 3Q09, however as a percentage of revenues, gross margin declined 120 basis points from 54.0% in 3Q08 to 52.8% in 3Q09 as a result of these cost increases.

For the first nine months of 2009, cost of sales increased 15.6% to Ps. 16.314 billion. Gross margin year-to-date contracted by 230 basis points to 52.0% of total revenues as a result of these cost increases.

Income from operations increased 19.4% compared with 3Q08 to Ps. 1.800 billion in 3Q09, as continued rationalization and containment efforts at the selling expense level in Mexico and Brazil helped to offset gross margin pressures, as well as the effect of the peso depreciation as applied to marketing expenses in the US and Brazil. Operating expenses increased by 7.5%, which was less than total revenues growth continuing the trend of previous quarters in 2009, and as a result operating margin increased by 70 basis points, offsetting the contraction experienced at the gross margin level.

For the first nine months of 2009, income from operations increased 9.5% to Ps. 4.308 billion, resulting in a stable operating margin of 12.7%, as compared to the same period of 2009.

FEMSA Comercio

Total revenues increased 14.6% compared to 3Q08 to Ps. 14.080 billion in 3Q09 mainly driven by the opening of 183 net new stores in the quarter, for a total increase of 906 net new stores in the last twelve months. As of September 30, 2009, FEMSA Comercio had a total of 6,994 convenience stores in Mexico, on track to surpass its objective for the year. Same-store sales increased an average of 2.9% for the quarter over 3Q08, driven by a 2.9% increase in store traffic, and a stable average customer ticket. The same-store sales, ticket and traffic dynamics reflect the effects observed in 2008 and the previous quarters of 2009 from the continued mix shift from prepaid wireless phone cards to the sale of electronic air-time, for which only the margin is recorded, not the full amount of the air-time recharge. On a comparable basis excluding this change, the average ticket would have grown in the low-single-digits in 3Q09.

For the first nine months of 2009, total revenues increased 12.9% to Ps. 39.435 billion. FEMSA Comercio´s same-store sales increased an average of 0.6%, which reflects the mix shift from prepaid wireless phone cards to the sale of electronic air-time, as described above.

Gross profit increased by 21.2% in 3Q09 compared to 3Q08, resulting in a 180 basis point gross margin expansion reaching 32.9% of revenues. This increase reflects more effective collaboration and execution with our key supplier partners and a positive mix shift due to the growth in higher margin categories and to a lesser extent, the continued shift towards electronic air-time recharges as described above. For the first nine months of 2009, gross margin expanded by 200 basis points to 31.7% of total revenues to Ps. 12.514 billion.

October 28, 2009

Income from operations increased 55.0% over 3Q08 to Ps. 1.232 billion in 3Q09. Operating expenses increased 12.3% to Ps. 3.405 billion driven by the growing number of stores, which were partially offset by broad expense-containment initiatives at the store level, as well as by scale-driven efficiencies. As a result, operating margin expanded 230 basis points over 3Q08 reaching 8.8% of total revenues.

For the first nine months of 2009, income from operations increased 44.5% to Ps. 2.801 billion, resulting in an operating margin of 7.1%, a 160 basis point expansion from the prior year.

Recent Developments

In relation to recent press reports, on October 1, 2009, FEMSA confirmed that it is in discussions with several parties to explore opportunities involving its beer business. However, there can be no assurance that such discussions will lead to any definitive agreement.

CONFERENCE CALL INFORMATION:

Our Third Quarter 2009 Conference Call will be held on: Wednesday October 28, 2009, 2:30 PM Eastern Time (12:30 PM Mexico City Time). To participate in the conference call, please dial: Domestic US: (1-888) 221-9518, International: (1-913) 312-1463. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.femsa.com/results.cfm.

We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A.B. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at September 30, 2009, which was 13.4805 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

October 28, 2009

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the third quarter of:					For the nine months of:
	2009(A)	% of rev.	2008(A)	% of rev.	% Increase	2009(A)	% of rev.	2008(A)	% of rev.	% Increase
Total revenues	50,647	100.0	41,723	100.0	21.4	142,917	100.0	119,191	100.0	19.9
Cost of sales	27,193	53.7	22,447	53.8	21.1	77,370	54.1	64,241	53.9	20.4
Gross profit	23,454	46.3	19,276	46.2	21.7	65,547	45.9	54,950	46.1	19.3
Administrative expenses	2,595	5.1	2,287	5.5	13.5	7,796	5.5	6,874	5.8	13.4
Selling expenses	13,640	26.9	11,312	27.1	20.6	38,925	27.2	32,502	27.2	19.8
Operating expenses	16,235	32.0	13,599	32.6	19.4	46,721	32.7	39,376	33.0	18.7
Income from operations	7,219	14.3	5,677	13.6	27.2	18,826	13.2	15,574	13.1	20.9
Other expenses	(599)		(567)		5.6	(1,809)		(1,444)		25.3
Interest expense	(1,253)		(1,066)		17.5	(4,054)		(3,526)		15.0
Interest income	146		114		27.7	378		492		(23.3)
Interest expense, net	(1,107)		(952)		16.3	(3,676)		(3,034)		21.2
Foreign exchange (loss) gain	(43)		(462)		(90.7)	(387)		206		N.S.
(Loss) gain on monetary position	159		230		(30.9)	371		514		(27.8)
Gain (loss) on financial instrument(6)	(116)		(96)		21.1	(139)		(125)		11.0
Integral result of financing	(1,107)		(1,280)		(13.6)	(3,831)		(2,439)		57.1
Income before income tax	5,513		3,830		43.9	13,186		11,691		12.8
Income tax	(1,770)		(1,267)		39.7	(4,229)		(3,549)		19.2
Net income	3,743		2,563		46.0	8,957		8,142		10.0
Net majority income	2,521		2,020		24.8	5,823		5,854		(0.5)
Net minority income	1,222		543		N.S.	3,134		2,288		37.0

(A) Average Mexican Pesos of each year.

EBITDA & CAPEX
Income from operations	7,219	14.3	5,677	13.6	27.2	18,826	13.2	15,574	13.1	20.9
Depreciation	1,397	2.8	1,291	3.1	8.2	4,175	2.9	3,617	3.0	15.4
Amortization & other(5)	1,189	2.3	882	2.1	34.8	3,382	2.4	2,910	2.4	16.2
EBITDA	9,805	19.4	7,850	18.8	24.9	26,383	18.5	22,101	18.5	19.4
CAPEX	3,183		3,998		(20.4)	8,143		8,824		(7.7)

FINANCIAL RATIOS	2009		2008		Var. p.p.
Liquidity(1)	1.07		0.92		0.15
Interest coverage(2)	8.85		8.25		0.61
Leverage(3)	0.83		0.78		0.05
Capitalization(4)	29.41%		30.68%		(1.27)
(1)	Total current assets / total current liabilities.
(2)	Income from operations + depreciation + amortization & other / interest expense, net.
(3)	Total liabilities / total stockholders' equity.
(4)	Total debt / long-term debt + stockholders' equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.
(5)	Includes returnable bottle breakage expense.
(6)	Includes solely derivative instruments that do not meet hedging criteria for accounting purposes

October 28, 2009

FEMSA
Consolidated Balance Sheet
As of September 30:
Millions of Pesos

ASSETS	2009(A)	2008(A)	% Increase
Cash and cash equivalents	16,801	5,754	N.S.
Accounts receivable	9,559	9,035	5.8
Inventories	13,654	11,726	16.4
Prepaid expenses and other	5,714	4,369	30.8
Total current assets	45,728	30,884	48.1
Property, plant and equipment, net	68,578	60,779	12.8
Intangible assets(1)	70,718	62,631	12.9
Other assets	16,366	14,480	13.0
TOTAL ASSETS	201,390	168,774	19.3

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	3,021	2,493	21.2
Current maturities long-term debt	5,531	5,896	(6.2)
Interest payable	220	380	(42.1)
Operating liabilities	34,015	24,773	37.3
Total current liabilities	42,787	33,542	27.6
Long-term debt (2)	33,753	29,905	12.9
Labor liabilities	3,277	2,754	19.0
Other liabilities	11,495	7,670	49.9
Total liabilities	91,312	73,871	23.6
Total stockholders’ equity	110,078	94,903	16.0
LIABILITIES AND STOCKHOLDERS’ EQUITY	201,390	168,774	19.3
(1) Includes mainly the intangible assets generated by acquisitions.
(A) Mexican Pesos for the end of each year.
(2) Includes the effect of assigned and non assigned derivative financial instruments on long-term debt, for accountig purposes

	September 30, 2009
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	35,081	82.9%	7.7%
Dollars	5,142	12.2%	0.6%
Colombian pesos	668	1.6%	10.3%
Argentinan pesos	1,243	2.9%	23.5%
Venezuelan bolivars	171	0.4%	18.7%
Total debt	42,305	100.0%	7.8%

Fixed rate(1)	17,889	42.3%
Variable rate(1)	24,416	57.7%

% of Total Debt	2009	2010	2011	2012	2013	2014	2015+
DEBT MATURITY PROFILE	1.8%	18.6%	17.1%	28.1%	18.6%	3.3%	12.5%
(1) Includes the effect of interest rate swaps.

October 28, 2009

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the third quarter of:					For the nine months of:
	2009(A)	% of rev.	2008(A)	% of rev.	% Increase	2009(A)	% of rev.	2008(A)	% of rev.	% Increase
Total revenues	26,007	100.0	19,770	100.0	31.5	73,358	100.0	56,248	100.0	30.4
Cost of sales	13,943	53.6	10,374	52.5	34.4	39,128	53.3	29,349	52.2	33.3
Gross profit	12,064	46.4	9,396	47.5	28.4	34,230	46.7	26,899	47.8	27.3
Administrative expenses	1,137	4.4	977	4.9	16.4	3,582	4.9	2,868	5.1	24.9
Selling expenses	6,968	26.8	5,225	26.4	33.4	19,669	26.8	14,783	26.3	33.1
Operating expenses	8,105	31.2	6,202	31.3	30.7	23,251	31.7	17,651	31.4	31.7
Income from operations	3,959	15.2	3,194	16.2	24.0	10,979	15.0	9,248	16.4	18.7
Depreciation	672	2.6	593	3.0	13.3	2,113	2.9	1,766	3.1	19.6
Amortization & other	317	1.2	220	1.1	44.1	734	0.9	588	1.1	24.8
EBITDA	4,948	19.0	4,007	20.3	23.5	13,826	18.8	11,602	20.6	19.2
Capital expenditures	1,542		1,447		6.6	3,321		2,640		25.8
(A) Average Mexican Pesos of each year.

Sales volumes
(Millions of unit cases)
Mexico	321.4	52.2	293.2	51.3	9.6	923.0	52.0	866.1	52.7	6.6
Latincentro	151.8	24.7	137.6	24.0	10.3	426.9	24.0	397.3	24.2	7.4
Mercosur	142.4	23.1	141.6	24.7	0.6	426.9	24.0	379.6	23.1	12.5
Total	615.6	100.0	572.4	100.0	7.6	1,776.8	100.0	1,643.0	100.0	8.1

October 28, 2009

FEMSA Cerveza
Results of Operations
Millions of Pesos

	For the third quarter of:					For the nine months of:
	2009(A)	% of rev.	2008(A)	% of rev.	% Increase	2009(A)	% of rev.	2008(A)	% of rev.	% Increase
Sales:
Mexico	7,934	65.9	7,346	69.0	8.0	22,444	66.1	21,416	69.3	4.8
Brazil	1,695	14.1	1,529	14.4	10.9	4,803	14.1	4,347	14.1	10.5
Export	1,420	11.8	915	8.6	55.2	3,866	11.4	2,666	8.6	45.0
Beer sales	11,049	91.8	9,790	92.0	12.9	31,113	91.6	28,429	92.0	9.4
Other revenues	993	8.2	857	8.0	15.9	2,862	8.4	2,464	8.0	16.2
Total revenues	12,042	100.0	10,647	100.0	13.1	33,975	100.0	30,893	100.0	10.0
Cost of sales	5,682	47.2	4,898	46.0	16.0	16,314	48.0	14,115	45.7	15.6
Gross profit	6,360	52.8	5,749	54.0	10.6	17,661	52.0	16,778	54.3	5.3
Administrative expenses	1,058	8.8	1,014	9.5	4.3	3,109	9.2	3,052	9.9	1.9
Selling expenses	3,502	29.1	3,227	30.3	8.5	10,244	30.1	9,792	31.7	4.6
Operating expenses	4,560	37.9	4,241	39.8	7.5	13,353	39.3	12,844	41.6	4.0
Income from operations	1,800	14.9	1,508	14.2	19.4	4,308	12.7	3,934	12.7	9.5
Depreciation	471	3.9	427	4.0	10.3	1,393	4.1	1,265	4.1	10.1
Amortization & other	705	5.9	570	5.3	23.7	2,171	6.4	1,903	6.2	14.1
EBITDA	2,976	24.7	2,505	23.5	18.8	7,872	23.2	7,102	23.0	10.8
Capital expenditures	805		1,671		(51.8)	2,788		4,250		(34.4)
(A) Average Mexican Pesos of each year.

Sales volumes
(Thousand hectoliters)
Mexico	6,859.3	67.3	6,756.8	67.1	1.5	19,754.0	67.1	20,274.8	67.5	(2.6)
Brazil	2,277.7	22.3	2,370.0	23.5	(3.9)	6,799.3	23.1	7,035.0	23.4	(3.4)
Exports	1,065.0	10.4	948.8	9.4	12.3	2,884.9	9.8	2,727.0	9.1	5.8
Total	10,202.0	100.0	10,075.6	100.0	1.3	29,438.2	100.0	30,036.8	100.0	(2.0)

Price per hectoliter
Mexico	1,156.7		1,087.2		6.4	1,136.2		1,056.3		7.6
Brazil	744.2		645.1		15.3	706.4		617.9		14.3
Exports	1,333.3		964.4		38.3	1,340.1		977.6		37.1
Total	1,083.0		971.7		11.5	1,056.9		946.5		11.7

Price per hectoliter in local currency
Brazil (Brazilian Real)	104.9		104.0		0.9	107.3		99.1		8.3
Exports (USD)	100.6		94.2		6.7	98.3		93.7		4.9

October 28, 2009

FEMSA Comercio
Results of Operations
Millions of Pesos

	For the third quarter of:					For the nine months of:
	2009(A)	% of rev.	2008(A)	% of rev.	% Increase	2009(A)		% of rev.	2008(A)		% of rev.	% Increase
Total revenues	14,080	100.0	12,286	100.0	14.6	39,435		100.0	34,941		100.0	12.9
Cost of sales	9,443	67.1	8,460	68.9	11.6	26,921		68.3	24,559		70.3	9.6
Gross profit	4,637	32.9	3,826	31.1	21.2	12,514		31.7	10,382		29.7	20.5
Administrative expenses	232	1.6	201	1.6	15.4	682		1.7	617		1.8	10.5
Selling expenses	3,173	22.5	2,830	23.0	12.1	9,031		22.9	7,827		22.4	15.4
Operating expenses	3,405	24.1	3,031	24.6	12.3	9,713		24.6	8,444		24.2	15.0
Income from operations	1,232	8.8	795	6.5	55.0	2,801		7.1	1,938		5.5	44.5
Depreciation	207	1.5	167	1.4	24.0	607		1.5	486		1.4	24.9
Amortization & other	130	0.8	117	0.9	11.1	383		1.0	336		1.0	14.0
EBITDA	1,569	11.1	1,079	8.8	45.4	3,791		9.6	2,760		7.9	37.4
Capital expenditures	701		765		(8.4)	1,872			1,763			6.2
(A) Average Mexican Pesos of each year.

Information of Convenience Stores
Total stores						6,994			6,088			14.9
Net new convenience stores	183		237		(22.8)	906	(2)		851	(2)		6.5
Same store data: (1)
Sales (thousands of pesos)	642.1		624.0		2.9	624.4			620.5			0.6
Traffic	26.4		25.7		2.9	25.1			24.2			3.6
Ticket	24.3		24.3		-	24.9			25.7			(3.1)
(1) Monthly average information per store, considering same stores with at least 13 months of operations.
(2) For the last twelve months of each year.

October 28, 2009

FEMSA
Macroeconomic Information

				Exchange Rate
	Inflation			as of September 30, 2009		as of September 30, 2008
		September 08 -	December 08 -
	3Q 2009	September 09	September 09	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	1.01%	4.89%	2.30%	13.50	1.0000	10.79	1.0000
Colombia	-0.11%	3.20%	2.10%	1,922.00	0.0070	2,174.62	0.0050
Venezuela	6.95%	27.43%	18.57%	2.15	6.2810	2.15	5.0195
Brazil	0.47%	4.45%	3.23%	1.78	7.5947	1.91	5.6375
Argentina	2.21%	6.15%	4.99%	3.84	3.5140	3.14	3.4424

October 28, 2009

2009 THIRD-QUARTER AND FIRST NINE MONTHS RESULTS

	Third Quarter			YTD
	2009	2008	Δ%	2009	2008	Δ%
Total Revenues	26,007	19,770	31.5%	73,358	56,248	30.4%
Gross Profit	12,064	9,396	28.4%	34,230	26,899	27.3%
Operating Income	3,959	3,194	24.0%	10,979	9,248	18.7%
Net Controlling Income (1)	2,134	1,252	70.4%	5,679	4,747	19.6%
EBITDA(2)	4,948	4,007	23.5%	13,826	11,602	19.2%
Net Debt (3)	6,733	12,382	-45.6%
LTM EBITDA/ Interest Expense, net	10.35	10.12
LTM EBITDA/ Interest Expense	9.05	7.60
LTM Earnings per Share	3.54	3.63
Capitalization(4)	20.5%	26.5%

Expressed in millions of Mexican pesos.
(1) Majority Net Income, the name changed according to Mexican Financial Reporting Standards
(2) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 9 except for Earnings per Share
(3) Net Debt = Total Debt - Cash
(4) Total debt / (long-term debt + stockholders' equity)

Total revenues reached Ps. 26,007 million in the third quarter of 2009, an increase of 31.5% compared to the third quarter of 2008 driven by double-digit increases in every division.

    Consolidated operating income grew 24.0% to Ps. 3,959 million for the third quarter of 2009, mainly driven by double-digit operating income growth recorded in our Latincentro and Mercosur divisions. Our operating margin was 15.2% in the third quarter of 2009.

     Consolidated net controlling income increased 70.4% to Ps. 2,134 million in the third quarter of 2009, mainly reflecting higher operating income, resulting in earnings per share of Ps. 1.16 in the third quarter of 2009.

Mexico City (October 27, 2009), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the third quarter of 2009.

“Our company achieved another quarter of strong top- and bottom-line results, with our revenues up more than 30% and our operating income and EBITDA up 24%. Along with price increases implemented across our territories, our results reflected the strong growth of sparkling beverages in Mexico and the growth of still beverages in all of our divisions. During the quarter, we continued the integration of the Brisa water business in our Colombian operation. We also continued to benefit from our broad offering of beverage categories, which have helped us to reach consumers even under difficult economic conditions. As the economic environment has improved recently, our Company has taken advantage of our solid financial position to continue investing for the long term. This is exemplified by the development and deployment of new go-to-market models that will enable us to maximize our clients' revenue potential. In the process, we have delivered growing results and value for our shareholders while building a total beverage platform that will positively position us to capture growth in the coming years." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

October 27, 2009	Page 12

CONSOLIDATED RESULTS

Our consolidated total revenues increased 31.5% to Ps. 26,007 million in the third quarter of 2009, compared to the third quarter of 2008, as a result of double-digit revenue increases in all of our divisions. Revenue growth was driven by (i) organic growth, in both pricing and volumes, accounting for more than 55% of incremental revenues, (ii) a positive exchange rate translation effect, resulting from the depreciation of the Mexican peso against our operation’s local currencies(1), contributing more than 40% of incremental revenues, and (iii) the consolidation of Brisa in Colombia providing less than 5%. On a currency neutral basis and excluding the acquisition of Brisa, our consolidated total revenues would have increased approximately 17%.

Total sales volume increased 7.5% to reach 615.6 million unit cases in the third quarter of 2009 as compared to the same period in 2008 driven by (i) increases in sparkling beverages in our Mexico division, accounting for approximately 40% of incremental volumes, (ii) still beverages sales volume, mainly driven by the Jugos del Valle line of business in our Mexico and Latincentro divisions, accounting for more than 30% of incremental sales volume, and (iii) our bottled water business, driven by the acquisition of Brisa in Colombia, representing the balance. Excluding Brisa, total sales volume increased 5.3%.

Our gross profit increased 28.4% to Ps. 12,064 million in the third quarter of 2009, compared to the third quarter of 2008. Cost of goods sold increased 34.4% driven by (i) the devaluation of the local currencies in our main operations as applied to our U.S. dollar-denominated raw material cost, (ii) higher year-over-year sweetener costs and (iii) the third and final stage of the scheduled Coca-Cola Company increase in concentrate prices in Mexico; which were partially offset by lower resin costs. Gross margin reached 46.4% in the third quarter of 2009 as compared to 47.5% in the same period in 2008.

Our consolidated operating income increased 24.0% to Ps. 3,959 million in the third quarter of 2009, mainly driven by double-digit operating income growth in our Latincentro and Mercosur divisions. Our operating margin was 15.2% in the third quarter of 2009, a decrease of 100 basis points compared to the same period in 2008 mainly as a result of gross margin pressures.

During the third quarter of 2009, we recorded Ps. 341 million in other expenses. These expenses mainly reflected the loss on sale of certain fixed assets and the recording of employee profit sharing in the other expenses line, in accordance with Mexican Financial Reporting Standards.

Our comprehensive financing result in the third quarter of 2009 recorded an expense of Ps. 378 million as compared to an expense of Ps. 514 million in the same period of 2008, mainly due to a lower foreign exchange loss driven by a lower U.S. dollar-denominated net debt position.

During the third quarter of 2009, income tax, as a percentage of income before taxes, was 30.9% compared to 38.3% in the same period of 2008. This difference was mainly driven by additional tax provisions recorded during the third quarter 2008.

Our consolidated net controlling income(2) increased by 70.4% to Ps. 2,134 million in the third quarter of 2009 as compared to the third quarter of 2008, mainly as a result of higher operating income. Earnings per share (EPS) were Ps. 1.16 (Ps. 11.56 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

(1) See tables on page 25 related to quarterly and YTD foreign exchange rate movements.
(2) Previously referred to as Majority Net Income, the name changed according to Mexican Financial Reporting Standards.

October 27, 2009	Page 13

BALANCE SHEET

As of September 30, 2009, we had a cash balance of Ps. 8,946 million, including US$ 174 million denominated in U.S. dollars, an increase of Ps. 2,754 million compared to December 31, 2008, as a result of cash generated by our operations and financing during the first nine months of the year.

Total short-term debt was Ps. 5,151 million and long-term debt was Ps. 10,528 million. Total debt decreased Ps. 2,895 million compared with year-end 2008 mainly due to the maturity of the outstanding balance of the Yankee Bond inherited through the acquisition of Panamco in the amount of US$ 265 million and the maturity of a Certificado Bursátil in the amount of Ps. 500 million in July, 2009. In addition, we prepaid debt denominated in Colombian pesos equivalent to US$ 117 million. All of these maturities were paid with cash generated from our operations. Net debt decreased Ps. 5,649 million compared to year-end 2008, mainly as a result of cash generated during the first nine months of the year. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 376 million. (1)

The weighted average cost of debt for the quarter was 6.5%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2009:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	55.1%	46.1%
U.S. dollars	31.6%	43.0%
Colombian pesos	4.3%	100.0%
Venezuelan bolivars	1.1%	0.0%
Argentine pesos	7.9%	15.7%

(1)	After giving effect to cross-currency swaps and interest rate swaps.
(2)	Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2009	2010	2011	2012	2013	2014	+
% of Total Debt	4.2%	28.6%	0.0%	25.2%	15.1%	26.9%

Consolidated Cash Flow
Expressed in millions of Mexican pesos as of September 30, 2009
Sep-09
Ps.
Income before taxes	8,544
Non cash charges to net income	4,614
13,158
Change in working capital	(124)
Resources Generated by Operating Activities	13,034
Investments	(3,941)
Debt payments	(2,953)
Other	(3,160)
Increase in cash and cash equivalents	2,980
Cash and cash equivalents at begining of period	6,192
Translation Effect	(226)
Cash and cash equivalents at end of period	8,946

The difference between the debt decrease of the balance sheet and the debt decrease in nominal terms presented in the cash flow is related to the foreign exchange impact, presented separately as a part of the translation effect, in accordance with the Mexican Financial Reporting Standards.

October 27, 2009	Page 14

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 12.3% to Ps. 9,581 million in the third quarter of 2009, as compared to the same period in 2008. Increased sales volume accounted for close to 75% of incremental revenues during the quarter. Average price per unit case reached Ps. 29.74, an increase of 2.6%, as compared to the third quarter of 2008, reflecting higher volumes from the Coca-Cola brand, which carries higher average price per unit case. Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 34.65, a 1.7% increase as compared to the same period in 2008.

Total sales volume increased 9.6% to 321.4 million unit cases in the third quarter of 2009, as compared to the third quarter of 2008, mainly driven by (i) an 8% volume growth in sparkling beverages supported by incremental volumes from the Coca-Cola brand in multi-serve and single-serve presentations that compensated for a low single-digit decline in flavored sparkling beverages, (ii) incremental volumes in the still beverage category, growing more than 80%, due to the Jugos del Valle product line and (iii) a 5% volume growth in our bottled water business.

Operating Income

Our gross profit increased 6.6% to Ps. 4,707 million in the third quarter of 2009 as compared to the same period in 2008. Cost of goods sold increased 18.3% as a result of the devaluation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs and the third and final stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006, which were partially offset by lower year-over-year resin costs. Gross margin decreased from 51.7% in the third quarter of 2008 to 49.1% in the same period of 2009.

Operating income remained flat at Ps. 1,699 million in the third quarter of 2009, compared to Ps. 1,696 million in the same period of 2008. Our operating margin was 17.7% in the third quarter of 2009, a decrease of 220 basis points as compared to the same period of 2008, mainly due to gross margin pressures.

October 27, 2009	Page 15

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

As of June 1, 2009, Coca-Cola FEMSA started to distribute the Brisa portfolio in Colombia.

Revenues

Total revenues reached Ps. 9,844 million in the third quarter of 2009, an increase of 70.7% as compared to the same period of 2008. Higher average price per unit case and volume growth accounted for approximately 50% of incremental revenues. A positive currency translation effect, resulting from the depreciation of the Mexican peso against our operation’s local currencies(1), represented approximately 45% of incremental revenues and the integration of Brisa contributed the balance. On a currency neutral basis and excluding the acquisition of Brisa, our Latincentro division’s revenues would have increased approximately 35%.

Total sales volume in our Latincentro division increased 10.3% to 151.8 million unit cases in the third quarter of 2009 as compared to the same period of 2008. Volume growth was mainly driven by (i) the consolidation of the Brisa water brand in Colombia, (ii) the strong performance of the Jugos del Valle line of business in Colombia and Central America and (iii) increases in sparkling beverages in Central America and Colombia.

Operating Income

Gross profit reached Ps. 4,471 million, an increase of 72.0% in the third quarter of 2009, as compared to the same period of 2008. Cost of goods sold increased 69.5% mainly driven by higher year-over-year sweetener costs across the division, which were partially compensated by lower resin costs. Gross margin increased 30 basis points to 45.4% in the third quarter of 2009.

Our operating income increased 73.2% to Ps. 1,301 million in the third quarter of 2009, compared to the third quarter of 2008, as a result of operating leverage achieved by higher revenues that more than compensated for higher labor costs in Venezuela, and increased marketing expenses in the division, as a result of the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America. Our operating margin reached 13.2% in the third quarter of 2009, resulting in a 20 basis points increase as compared to the same period of 2008.

(1) See tables on page 25 related to quarterly and YTD foreign exchange rate movements.

October 27, 2009	Page 16

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues increased 20.4% to Ps. 6,582 million in the third quarter of 2009, as compared to the same period of 2008. Excluding beer, which accounted for Ps. 642 million during the quarter, revenues increased 20.3% to Ps. 5,940 million, compared to the same period of 2008. A positive translation effect, resulting from the depreciation of the Mexican peso against our operation’s local currencies(1), represented almost 65% of incremental revenues and higher average prices per unit case and volume growth accounted for the balance. On a currency neutral basis, our Mercosur division’s revenues would have increased more than 7%.

Sales volume, excluding beer, increased 0.6% to 142.4 million unit cases in the third quarter of 2009, as compared to the third quarter of 2008, driven by the still beverage portfolio in Argentina and Brazil.

Operating Income

In the third quarter of 2009, our gross profit increased 21.1% to Ps. 2,886 million, as compared to the same period in 2008. Cost of goods sold increased 19.8% driven by higher cost of sweetener in Brazil and the devaluation of local currencies as applied to our U.S. dollar-denominated raw material costs, which were partially offset by lower resin costs. Gross margin in the Mercosur division increased 20 basis points to 43.8% in the third quarter of 2009.

Operating income increased 28.4%, reaching Ps. 959 million in the third quarter of 2009, as compared to Ps. 747 million in the same period of 2008. Operating leverage achieved by higher revenues more than compensated for higher labor and freight costs in Argentina. Our operating margin was 14.6% in the third quarter of 2009, an increase of 90 basis points as compared to the third quarter of 2008.

(1) See tables on page 25 related to quarterly and YTD foreign exchange rate movements.

October 27, 2009	Page 17

SUMMARY OF NINE-MONTH RESULTS

Our consolidated total revenues increased 30.4% to Ps. 73,358 million in the first nine months of 2009, as compared to the same period of 2008, as a result of revenue growth in all of our divisions. Organic growth across our operations contributed approximately 55% of incremental revenues; a positive exchange rate translation effect, resulting from the depreciation of the Mexican peso against our operation’s local currencies(1), accounted for more than 30%; and the acquisitions of Refrigerantes Minas Gerais, Ltda. (REMIL)(2) in Brazil and Brisa(3) in Colombia together contributed less than 15%, representing the balance. On a currency neutral basis and excluding the acquisitions of REMIL(2) and Brisa(3), our consolidated revenues for the first nine months would have increased approximately 17%.

Total sales volume increased 8.1% to 1,776.8 million unit cases in the first nine months of 2009, as compared to the same period in 2008. Excluding the acquisitions of REMIL(2) and Brisa(3), total sales volume increased 4.6% to reach 1,718.5 million unit cases. The still beverage category, mainly driven by the performance of the Jugos del Valle line of business across our territories, contributed close to 60% of incremental volumes; the sparkling beverage category, driven by the Coca-Cola brand, contributed more than 25% of volume growth and water, including bulk water, represented the balance.

Our gross profit increased 27.3% to Ps. 34,230 million in the first nine months of 2009, as compared to the same period of 2008, driven by gross profit growth across all of our divisions. Cost of goods sold increased 33.3% as a result of (i) the devaluation of local currencies in our main operations as applied to our U.S. dollar-denominated raw material costs, (ii) the higher cost of sweetener across our operations, (iii) the integration of REMIL and (iv) the third and final stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006 in Mexico; all of which were partially offset by lower resin costs. Gross margin reached 46.7% for the first nine months of 2009, a decrease of 110 basis points as compared to the same period of 2008.

Our consolidated operating income increased 18.7% to Ps. 10,979 million in the first nine months of 2009, as compared to 2008. Our Mercosur and Latincentro divisions accounted for more than 95% of this growth. Our operating margin was 15.0% for the first nine months of 2009, a 140 basis points decline as compared to the same period of 2008.

Our consolidated net controlling income(4) was Ps. 5,679 million in the first nine months of 2009, an increase of 19.6% compared to the same period in 2008, mainly reflecting higher operating income. EPS was Ps. 3.08 (Ps. 30.76 per ADR) in the first nine months of 2009, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

(1) See tables on page 25 related to quarterly and YTD foreign exchange rate movements.
(2) REMIL was included in our operating results beginning June 1, 2008. REMIL was accounted for as an acquisition during the months of January through May of 2009.
(3) Since June 1, 2009 we integrate the results of Brisa in our Colombia, Latincentro division and consolidated results.
(4) Previously referred to as Majority Net Income, the name changed according to Mexican Financial Reporting Standards.

October 27, 2009	Page 18

CONFERENCE CALL INFORMATION

Our third-quarter 2009 Conference Call will be held on: October 27, 2009, at 12:00 P.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website: www.coca-colafemsa.com.

If you are unable to participate live, an instant replay of the conference call will be available through November 3, 2009. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 56366733.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(6 pages of tables to follow)

October 27, 2009	Page 19

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	3Q 09	% Rev	3Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%
Volume (million unit cases) (2)	615.6		572.4		7.5%	1,776.8		1,643.0		8.1%
Average price per unit case (2)	41.03		33.42		22.8%	40.02		33.30		20.2%
Net revenues	25,901		19,654		31.8%	72,964		55,940		30.4%
Other operating revenues	106		116		-8.6%	394		308		27.9%
Total revenues	26,007	100%	19,770	100%	31.5%	73,358	100%	56,248	100%	30.4%
Cost of Goods Sold	13,943	53.6%	10,374	52.5%	34.4%	39,128	53.3%	29,349	52.2%	33.3%
Gross profit	12,064	46.4%	9,396	47.5%	28.4%	34,230	46.7%	26,899	47.8%	27.3%
Operating expenses	8,105	31.2%	6,202	31.4%	30.7%	23,251	31.7%	17,651	31.4%	31.7%
Operating income	3,959	15.2%	3,194	16.2%	24.0%	10,979	15.0%	9,248	16.4%	18.7%
Other expenses, net	341		562		-39.3%	1,158		1,267		-8.6%
Interest expense	455		407		11.8%	1,496		1,566		-4.5%
Interest income	70		71		-1.4%	192		357		-46.2%
Interest expense, net	385		336		14.6%	1,304		1,209		7.9%
Foreign exchange loss (gain)	71		180		-60.6%	374		(26)		-1538.5%
Gain on monetary position in Inflationary subsidiries	(161)		(232)		-30.6%	(374)		(517)		-27.7%
Fair value loss (gain) on derivative financial instruments	83		230		-63.9%	(27)		122		-122.1%
Comprehensive financing result	378		514		-26.5%	1,277		788		62.1%
Income before taxes	3,240		2,118		53.0%	8,544		7,193		18.8%
Income taxes	1,002		812		23.4%	2,606		2,293		13.7%
Consolidated net income	2,238		1,306		71.4%	5,938		4,900		21.2%
Net controlling income (3)	2,134	8.2%	1,252	6.3%	70.4%	5,679	7.7%	4,747	8.4%	19.6%
Net non-controlling income	104		54		92.6%	259		153		69.3%
Operating income	3,959	15.2%	3,194	16.2%	24.0%	10,979	15.0%	9,248	16.4%	18.7%
Depreciation (4)	672		593		13.3%	2,113		1,766		19.6%
Amortization and other operative non-cash charges (5)	317		220		44.1%	734		588		24.8%
EBITDA (6)	4,948	19.0%	4,007	20.3%	23.5%	13,826	18.8%	11,602	20.6%	19.2%
(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Majority Net Income, the name changed according to Mexican Financial Reporting Standards
(4) Amortization of coolers has been reclassified into the depreciation line for accounting purposes
(5) Includes returnable bottle breakage expense.
(6) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
    As of June 1st, 2008, we integrated the operation of Minas Gerais (REMIL) in the results of Brazil.
    As of June 1st, 2009, we integrated the operation of Brisa in the results of Colombia.

October 27, 2009	Page 20

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.
Assets	Sep 09		Dec 08
Current Assets
Cash and cash equivalents	Ps.	8,946	Ps.	6,192
Total accounts receivable		4,508		5,240
Inventories		5,077		4,313
Prepaid expenses and other		2,388		2,247
Total current assets		20,919		17,992
Property, plant and equipment
Bottles and cases		1,720		1,622
Property, plant and equipment		56,001		50,925
Accumulated depreciation		(27,358)		(24,388)
Total property, plant and equipment, net		30,363		28,159
Other Non Current Assets		55,464		51,807
Total Assets	Ps.	106,746	Ps.	97,958

Liabilities and Stockholders' Equity	Sep 09		Dec 08
Current Liabilities
Short-term bank loans and notes	Ps.	5,151	Ps.	6,119
Interest payable		90		267
Suppliers		8,332		7,790
Other current liabilities		8,159		7,157
Total Current Liabilities		21,732		21,333
Long-term bank loans		10,528		12,455
Pension plan and seniority premium		1,069		936
Other liabilities		7,347		5,618
Total Liabilities		40,676		40,342
Stockholders' Equity
Non-controlling interest		2,147		1,703
Controlling interest:
Capital stock		3,116		3,116
Additional paid in capital		13,220		13,220
Retained earnings of prior years		38,189		33,935
Net income for the period		5,679		5,598
Other comprehensive income		3,719		44
Total controlling interest		63,923		55,913
Total stockholders' equity		66,070		57,616
Total Liabilities and Equity	Ps.	106,746	Ps.	97,958

October 27, 2009	Page 21

Mexico Division
Expressed in millions of Mexican pesos(1)
	3Q 09	% Rev	3Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%
Volume (million unit cases)	321.4		293.2		9.6%	923.0		866.1		6.6%
Average price per unit case	29.74		28.99		2.6%	29.63		29.16		1.6%
Net revenues	9,559		8,499		12.5%	27,353		25,254		8.3%
Other operating revenues	22		34		-35.3%	118		96		22.9%
Total revenues	9,581	100.0%	8,533	100.0%	12.3%	27,471	100.0%	25,350	100.0%	8.4%
Cost of Goods Sold	4,874	50.9%	4,119	48.3%	18.3%	13,799	50.2%	12,321	48.6%	12.0%
Gross profit	4,707	49.1%	4,414	51.7%	6.6%	13,672	49.8%	13,029	51.4%	4.9%
Operating expenses	3,008	31.4%	2,718	31.9%	10.7%	8,740	31.8%	8,155	32.2%	7.2%
Operating income	1,699	17.7%	1,696	19.9%	0.2%	4,932	18.0%	4,874	19.2%	1.2%
Depreciation, amortization & other operative non-cash charges (2)	401	4.2%	384	4.5%	4.4%	1,214	4.4%	1,226	4.8%	-1.0%
EBITDA (3)	2,100	21.9%	2,080	24.4%	1.0%	6,146	22.4%	6,100	24.1%	0.8%
(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in millions of Mexican pesos(1)
	3Q 09	% Rev	3Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%
Volume (million unit cases)	151.8		137.6		10.3%	426.9		397.3		7.4%
Average price per unit Case	64.81		41.88		54.7%	63.82		42.70		49.5%
Net revenues	9,838		5,763		70.7%	27,244		16,964		60.6%
Other operating revenues	6		5		20.0%	12		14		-14.3%
Total revenues	9,844	100.0%	5,768	100.0%	70.7%	27,256	100.0%	16,978	100.0%	60.5%
Cost of Goods Sold	5,373	54.6%	3,169	54.9%	69.5%	14,702	53.9%	9,255	54.5%	58.9%
Gross profit	4,471	45.4%	2,599	45.1%	72.0%	12,554	46.1%	7,723	45.5%	62.6%
Operating expenses	3,170	32.2%	1,848	32.0%	71.5%	9,123	33.5%	5,376	31.7%	69.7%
Operating income	1,301	13.2%	751	13.0%	73.2%	3,431	12.6%	2,347	13.8%	46.2%
Depreciation, amortization & other operative non-cash charges (2)	340	3.5%	249	4.3%	36.5%	995	3.7%	663	3.9%	50.1%
EBITDA (3)	1,641	16.7%	1,000	17.3%	64.1%	4,426	16.2%	3,010	17.7%	47.0%
(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
    Since June 2009, we integrated Brisa in the operations of Colombia.

October 27, 2009	Page 22

Mercosur Division
Expressed in millions of Mexican pesos(1)
Financial figures include beer results
	3Q 09	% Rev	3Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%
Volume (million unit cases) (2)	142.4		141.6		0.6%	426.9		379.6		12.5%
Average price per unit case (2)	41.16		34.40		19.6%	38.66		32.89		17.5%
Net revenues	6,504		5,392		20.6%	18,367		13,722		33.9%
Other operating revenues	78		77		1.3%	264		198		33.3%
Total revenues	6,582	100.0%	5,469	100.0%	20.4%	18,631	100.0%	13,920	100.0%	33.8%
Cost of Goods Sold	3,696	56.2%	3,086	56.4%	19.8%	10,627	57.0%	7,773	55.8%	36.7%
Gross profit	2,886	43.8%	2,383	43.6%	21.1%	8,004	43.0%	6,147	44.2%	30.2%
Operating expenses	1,927	29.3%	1,636	29.9%	17.8%	5,388	28.9%	4,120	29.6%	30.8%
Operating income	959	14.6%	747	13.7%	28.4%	2,616	14.0%	2,027	14.6%	29.1%
Depreciation, Amortization & Other operative non-cash charges (3)	248	3.8%	180	3.3%	37.8%	638	3.4%	465	3.3%	37.2%
EBITDA (4)	1,207	18.3%	927	17.0%	30.2%	3,254	17.5%	2,492	17.9%	30.6%
(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
    Since June 2008, we integrated Minas Gerais (Remil) in the operations of Brazil.

October 27, 2009	Page 23

SELECTED INFORMATION

For the three months ended September 30, 2009 and 2008

Expressed in millions of Mexican pesos.

	3Q 09		3Q 08
Capex	1,541.5	Capex	1,446.8
Depreciation	672.0	Depreciation	593.0
Amortization & Other non-cash charges	317.0	Amortization & Other non-cash charges	220.0

VOLUME
Expressed in million unit cases

	3Q 09					3Q 08
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	237.3	12.5	54.8	16.8	321.4	220.0	14.1	50.1	9.0	293.2
Central America	29.3	1.4	0.1	3.2	34.0	28.1	1.4	0.0	2.4	31.9
Colombia	43.3	7.1	7.1	4.6	62.1	42.5	2.7	2.2	1.9	49.3
Venezuela	50.7	2.3	0.7	2.0	55.7	51.5	3.4	0.0	1.5	56.4
Latincentro	123.3	10.8	7.9	9.8	151.8	122.1	7.5	2.2	5.8	137.6
Brazil	91.4	4.3	0.5	3.5	99.7	91.7	5.0	0.0	2.7	99.4
Argentina	39.6	0.4	0.2	2.5	42.7	40.3	0.6	0.0	1.3	42.2
Mercosur	131.0	4.7	0.7	6.0	142.4	132.0	5.6	0.0	4.0	141.6
Total	491.6	28.0	63.4	32.6	615.6	474.1	27.2	52.3	18.8	572.4
(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

•	Third quarter 2009 volume of Colombia, Latincentro division, and consolidated includes three months of Brisa’s operation, accounting for 11 million unit cases.

SELECTED INFORMATION

For the nine months ended September 30, 2009 and 2008

Expressed in millions of Mexican pesos.

	YTD 09		YTD 08
Capex	3,321.1	Capex	2,640.4
Depreciation	2,113.0	Depreciation	1,766.0
Amortization & Other non-cash charges	734.0	Amortization & Other non-cash charges	588.0

VOLUME
Expressed in million unit cases

	YTD 09					YTD 08
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	670.5	39.8	164.8	47.9	923.0	653.9	43.2	147.2	21.9	866.1
Central America	86.1	4.4	0.2	8.6	99.3	87.5	4.2	0.0	6.8	98.5
Colombia	125.0	13.1	13.1	12.6	163.8	125.2	7.6	7.3	3.2	143.3
Venezuela	150.2	6.4	1.9	5.3	163.8	142.1	8.9	0.0	4.5	155.5
Latincentro	361.3	23.9	15.2	26.5	426.9	354.8	20.7	7.3	14.5	397.3
Brazil	270.6	13.9	1.6	9.7	295.8	229.3	14.7	0.0	5.2	249.2
Argentina	121.7	1.2	0.5	7.7	131.1	124.2	1.7	0.0	4.4	130.4
Mercosur	392.3	15.1	2.1	17.4	426.9	353.5	16.4	0.0	9.6	379.6
Total	1,424.1	78.8	182.1	91.8	1,776.8	1,362.2	80.4	154.5	46.0	1,643.0
(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

•	Year to date 2009 volume of Colombia, Latincentro division, and consolidated includes four months of Brisa’s operation, accounting for 14.1 million unit cases.
•
Year to date 2009 volume of Brazil, Mercosur division, and consolidated includes five months of REMIL’s(4) operation in 2009, accounting for 44.2 million unit cases. Sparkling Beverages represent approximately 95% of this volume.

(4) REMIL was included in our operating results beginning June 1, 2008. REMIL was accounted for as an acquisition during the months of January through May of 2009.

October 27, 2009	Page 24

September 2009
Macroeconomic Information

	Inflation (1)
	LTM	3Q 2009	YTD

Mexico	4.89%	1.01%	2.30%
Colombia	3.20%	-0.11%	2.10%
Venezuela	27.43%	6.95%	18.57%
Brazil	4.45%	0.47%	3.23%
Argentina	6.15%	2.21%	4.99%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	3Q 09	3Q 08	Δ%	YTD 09	YTD 08	Δ%

Mexico	13.2628	10.3097	28.6%	13.6610	10.5162	29.9%
Guatemala	8.2451	7.4451	10.7%	8.1027	7.5444	7.4%
Nicaragua	20.4620	19.4886	5.0%	20.2550	19.2531	5.2%
Costa Rica	590.0153	552.0882	6.9%	578.2441	520.9505	11.0%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,014.9636	1,898.2374	6.1%	2,219.0846	1,858.8032	19.4%
Venezuela	2.1500	2.1500	0.0%	2.1500	2.1500	0.0%
Brazil	1.8659	1.6675	11.9%	2.0840	1.6867	23.6%
Argentina	3.8304	3.0460	25.8%	3.7008	3.1064	19.1%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Sep 09	Sep 08	Δ%

Mexico	13.5042	10.7919	25.1%
Guatemala	8.3416	7.4718	11.6%
Nicaragua	20.5858	19.6062	5.0%
Costa Rica	591.7300	559.2600	5.8%
Panama	1.0000	1.0000	0.0%
Colombia	1,922.0000	2,174.6200	-11.6%
Venezuela	2.1500	2.1500	0.0%
Brazil	1.7781	1.9143	-7.1%
Argentina	3.8430	3.1350	22.6%

October 27, 2009	Page 25